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November 9, 2023	Mary Anne Morgan MaryAnne.Morgan@dechert.com +1 202 261 3473 Direct +1 202 261 3333 Fax

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig

Re: Virtus Stone Harbor Emerging Markets Income Fund (the “Registrant”)

(File No. 333-271026)

Dear Ms. DiAngelo Fettig:

This letter responds to the comments you provided to me in a telephonic discussion on November 8, 2023 with respect to your review of the Registrant’s amended preliminary Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, on November 7, 2023 (the “Registration Statement”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Accounting Comments

Comment 1.	The Staff notes that the Fees and Expenses Table was updated to reflect data as of May 31, 2023. Please confirm that the fees reflected in the table represent current fees as required by Form N-14, Item 3.

Response 1.	The Registrant confirms that the fees and expenses reflected in the Fees and Expenses Table of the Registration Statement represent current fees as required by Form N-14, Item 3.

Comment 2.	Please confirm that there have been no material changes to the capitalization of the Acquired Fund, Acquiring Fund and pro forma Combined Fund since May 31, 2023.

Response 2.	The Registrant confirms that there have been no material changes to the capitalization of the Acquired Fund, Acquiring Fund and pro forma Combined Fund since May 31, 2023.

Comment 3.	Please include hyperlinks to the May 31, 2023 Semiannual Reports referenced in the Registration Statement.

Response 3.	The Registrant has revised the Registration Statement accordingly.

Comment 4.	The Staff notes that the net assets presented for the Acquired Fund and Acquiring Fund differed from their respective May 31, 2023 Semiannual Reports. Please explain the differences in correspondence.

Response 4.	The Registrant has incorporated this comment into its Registration Statement as follows:

Capitalization

The table below sets forth the capitalization of the Acquired Fund and the Acquiring Fund as of May 31, 2023, and the pro forma capitalization of the Combined Fund as if the Reorganization had occurred on that date.

	Acquired Fund		Acquiring Fund		Adjustments		Pro Forma Combined Fund
Net Assets	$	~~47,430,395~~ 47,433,000	$	~~68,675,118~~ 68,674,000	(450,000	)(1)	$	~~115,655,513~~ 115,657,000
Common Shares Outstanding		10,019,162		17,232,116	~~1,882,180~~ 1,883,028		~~$~~	~~29,133,457~~ 29,134,306
Net Asset Value Per Share		$4.73		$3.99	-			$3.97

(1) The expenses of the Reorganization are estimated to be $450,000.

Comment 5.	In the Questions and Answers section of the Registration Statement, the Registrant states: “It is anticipated that there will be no significant portfolio transitioning in connection with the Reorganization.” Please explain and describe the extent to which the Registrant anticipates portfolio repositioning.

Response 5.	The Registrant confirms that it does not anticipate any repositioning. Any repositioning would be de minimis in nature.

*       *       *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3473 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Mary Anne Morgan
Mary Anne Morgan